Date:		May 29, 2015

To:		D. J. Gorman, HAIT CCO

From:		Colin P. McFarland and Robert
Reey

Subject:	Acquisition of Goldman Sachs
Floating Rate Notes through a
Rule 144A offering to Qualified
Institutional Buyers


As required pursuant to the Funds' Affiliated
Underwriting Procedures Pursuant to Rule 10f-3
(the "Procedures"), a report must be made to the Trustees at the next regularly scheduled
Board meeting following a purchase of
securities for a Fund in an underwriting in which any broker-dealer affiliate of the Adviser is a "principal underwriter".

On May 22, 2015, the Oakmark Equity & Income
Fund purchased $5,000,000 of Goldman Sachs 2
Year Floating Rate Notes due May 22, 2017, representing 0.67% of the $750,000,000 offered. Natixis Securities America ("NSA"), an affiliate of the Adviser, was a co-manager entitled to a selling concession/gross spread.
NSA did not receive an underwriting
concession/gross spread in connection with the Fund's purchase.

The transaction met all of the requirements of Section A of the Procedures, including a determination of appropriate registration, fair pricing, minimum continuous operating requirements for the issuer, a firm commitment clause in the underwriting agreement, a reasonable and fair commission, a purchase of less than the maximum percentage permitted, and no prohibited affiliated transactions, as applicable.

Pursuant to the Procedures, this transaction will be reported on the Funds' Form N-SAR.








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